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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)


                                   THT  Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock  ($.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


            ______________________________________________________
                                 (CUSIP Number)

                                              Copy to:
PH II Holdings, Inc.                          Alan H. Aronson, Esq.
300 Delaware Avenue, Suite 1704               Akerman, Senterfitt & Eidson, P.A.
Wilmington, DE 10801                          One S.E. Third Avenue
                                              Miami, FL 33131
                                              305-982-5662

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 March 31, 1997
      -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

Check the following box if a fee is being paid with this statement. [_](A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act it shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO.                             13D                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      PH II Holdings, Inc.
      TAX ID #: 51-0332890
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      WC

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2                                               [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,731,349

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          80,001
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,731,349

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          80,001
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,811,350

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      45.5%

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      TYPE OF REPORTING PERSON*
14
      CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 4 pages
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                                              Page 3 of 4 Pages


     Except as amended herein, the Schedule 13D, dated April 1990 and as heretobefore amended with respect to the shares of Common Stock, par value $.01 per share (the "Shares"), of THT Inc. (the "Issuer"), remains in full force and effect.

     Item 5. is hereby amended in its entirety to read as follows:

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     PH II Holdings, Inc. ("PH II") may be deemed to beneficially own 1,811,350 Shares of the Issuer's Common Stock, representing approximately 45.5% of the Issuer's total Shares of Common Stock outstanding. Such Shares include 1,731,349 Shares owned of record by PH II, and with respect to which PH II may be deemed to have sole voting and dispositive power; and 80,001 Shares owned of record by PH II, Inc., an affiliate of PH II, and with respect to such Shares PH II may be deemed to share voting and dispositive power. Such Shares exclude 1,000 shares of Preferred Stock owned of record by PH II. In addition, such Shares do not include 180,000 Shares owned by Mr. Kelly, 1 Share owned by Mr. Rossetti, and 1 Share owned by Mr. Gaynor.

     On March 31, 1997, the Issuer redeemed 1,000 shares of Preferred Stock owned of record by PH II for the aggregate consideration of $1,000,000. Prior thereto, on October 3, 1994, PH II acquired an aggregate 2,000 Shares, in a privately negotiated transaction, for $1.1875 per Share. On May 23, 1994, PH II also acquired 200,000 Shares upon the exercise of outstanding warrants and PH II, Inc. acquired 80,000 Shares upon the exercise of outstanding warrants.
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                                                   Page 4 of 4 Pages


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     April 9, 1997             PH II HOLDINGS, INC.



                                    By:  /s/ Paul K. Kelly
                                       ---------------------------
                                         Paul K. Kelly, President